Exhibit 99.1

IsoTis OrthoBiologics Releases Third Quarter Results,
And Reiterates Guidance

LAUSANNE, Switzerland, IRVINE, CA, USA – November 9, 2004 — IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported a 9% increase in orthobiologics sales of $18.8 million for the first nine months of fiscal 2004, compared to pro-forma orthobiologics sales of $17.2 million for the first nine months of 2003. Orthobiologic sales for the third quarter 2004 were $6 million, representing a 2% decrease over pro-forma sales from the same period last year.

Orthobiologics Sales Analysis

Sales have been primarily driven by the Company’s Accell® technology. The three products using this technology, Accell® DBM100, Accell Connexus™, and Accell Total Bone Matrix™ accounted for over 40% of third quarter sales.

North American orthobiologic sales increased 6% to $15.5 million for the first nine months of 2004, compared to proforma sales of $14.7 million for 2003. Third quarter US sales increased 1% to $4.9 million, compared to pro-forma second quarter 2003 sales of $4.8 million. The Company recorded significant gains in international sales, which grew by 31% to $3.3 million for the nine month period as compared to $2.5 million for the nine month period in 2003. International sales for the quarter decreased 12% to $1.1 million from pro-forma second quarter 2003 sales of $1.2 million.

Results Comparison

The net loss for the first nine months of 2004 was $18.2 million, or $0.26 per share, which reflects the merged operations of IsoTis/Modex and GenSci. This compares to a net loss of $16.7 million, or $0.40 per share, in the same period of 2003, which reflects only the operations of IsoTis and Modex. The Company has incurred losses in 2004 as it has re-invested over 40% of its revenue to support its product launches. In addition, the Company has doubled its US field sales and training team to further support its independent distributors.

The net loss for the quarter was $6.1 million, or $0.09 per share, compared to a net loss of $5.7 million, or $0.14 per share, for the same period of 2003. The balance sheet remains strong, with a cash plus restricted cash position at September 30 exceeding $39 million.

Third Quarter Significant Events through October 28

•	Launch of first product in Accell Total Bone Matrix product line
•	Independent data confirm high natural BMP content and synergy in Accell technology
•	Distribution agreement with Aesculap Inc.
•	510(k) clearance for OsSatura Dental
•	510 (k) clearance for Bone Marrow Aspirate kit
•	Appointment of Pieter Wolters as CEO
•	Appointment of James Abraham as VP Sales (US)

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “I am confident that with the launch of Accell Total Bone Matrix, the proven osteoinductivity data and nhBMP content of our Accell technology, and a re-energized US commercial organization headed by long-term industry professional Jim Abraham we will attain this year’s targets and have an excellent starting position to perform well in 2005.”

Outlook 2004 & 2005

Based on internal growth the Company reiterates previous guidance: it expects revenue from orthobiologic products to be in the $25-$28 million range for 2004. This compares to proforma orthobiologic product sales of approximately $23 million for 2003.

The company expects to continue investment in marketing, sales and training as well as in research and development of products for 2004 and 2005 to drive the growth of the Company. Therefore, the Company expects to continue to incur losses at a similar rate through 2004. The operating loss for 2004 is expected to be between $25-29 million as compared to a proforma operating loss of $31 million in 2003. Cash and restricted cash balances are expected to be around $30 million at the end of 2004.

For the full year 2005, IsoTis expects to close in on break-even in the course of the year, building on the organization and products put in place in 2004. With a more centralized operation and new products to offer, IsoTis is expressly focusing on and investing in products and technologies that will allow us to be on the cutting edge of the orthobiologics field well beyond 2005.

Conference Call

The Company will conduct a conference call for financial analysts at 4.30 p.m. CET (10.30 a.m. EDT; 7.30 a.m. PDT), today. Access to a simulcast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91 610 5600 (Europe); +44 20 7107 0611 (UK); +1 866 291 4166 (toll free dial in US/Canada). Digital playback is available for 24 hours after the conference starting at 6 p.m. until 12 August 6 p.m., dial: +41 91 612 4330 (Europe); +44 20 7866 4300 (UK); +1 412 317 0088 (US/Canada); Conference ID: 274#. An audio stream of the conference call will also be available on IsoTis’ website from November 10 through December 31, 2004.

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Operations	Three Months Ended 30-Sep-04	Three Months Ended 30-Sep-03	Nine Months Ended 30-Sep-04	Nine Months Ended 30-Sep-03
Revenues
Product sales	5,966	881	18,971	1,981
Government grants and other	0	87	37	316

Total revenues	5,966	968	19,008	2,297
Costs and expenses
Costs of sales	2,876	298	8,635	831
Research and development	2,449	3,507	7,911	10,546
Marketing and selling	3,372	1,126	9,386	3,401
General and administrative	2,819	2,318	11,038	5,275
Reorganization costs	615	0	2,409	0

Total operating expenses	12,131	7,249	39,379	20,053

Loss from operations	(6,166)	(6,281)	(20,371)	(17,756)
Interest income	37	593	267	1,298
FX gain (loss) on foreign exchange	(481)	0	1,453	0
Interest expense and other income	545	(64)	403	(169)

Net loss before taxes, minority interest
and extraordinary item	(6,064)	(5,752)	(18,248)	(16,627)
Minority interest	0	32	0	175

Net loss from continuing operations	(6,064)	(5,720)	(18,248)	(16,452)
Net loss from discontinued operations	0	0	0	(265)

Net loss	(6,064)	(5,720)	(18,248)	(16,717)

Basic and diluted net loss per share
Continuing operations	($0.09)	($0.14)	($0.26)	($0.39)
Discontinued operations	$0.00	$0.00	$0.00	($0.01)

Net loss per share	($0.09)	($0.14)	($0.26)	($0.40)

Weighted average ordinary shares outstanding	69,846	41,588	69,743	41,415

IsoTis S.A. US Dollars - Unaudited Consolidated Balance Sheets	30-Sep-04	31-Dec-03
Assets
Current assets:
Cash and cash equivalents	32,192	50,105
Restricted Cash	2,242	1,630
Trade receivables, net	4,142	3,589
Inventories	9,891	6,367
Unbilled receivables	0	1,732
Prepaid expenses and other current assets	941	1,550

Total current assets	49,408	64,973

Non-current assets:
Restricted Cash	5,114	6,519
Property, plant and equipment, net	4,109	5,114
Goodwill	16,383	16,383
Intangible assets, net	21,082	23,134

Total non-current assets	46,688	51,150

Total assets	96,096	116,123

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	2,957	4,008
Accrued liabilities	9,118	7,392
Current portion of interest-bearing loans	6,400	6,845

Total current liabilities	18,475	18,245

Non-current liabilities:
Interest-bearing loans and borrowings	3,250	4,115

Total non-current liabilities	3,250	4,115

Total shareholders’ equity	74,371	93,763

Total liabilities and shareholders’ equity	96,096	116,123

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Cash Flows	Three Months Ended 30-Sep-04	Nine Months Ended 30-Sep-04
Cash flows from operating activities
Net loss	(6,064)	(18,248)
Adjustments to reconcile net loss to net cash used in
operating activities (net of effect of business combination):
Depreciation and amortization	1,291	4,069
Stock based compensation expense	51	211
Change in operating assets and liabilities:
Inventories	(1,313)	(3,520)
Trade receivables	511	(564)
Other current assets	522	2,273
Deferred revenue	0	(101)
Trade and other payables	(183)	692

Net cash flows used in operating activities	(5,185)	(15,188)

Cash flows from investing activities
Purchase of intangible assets	0	(430)
Purchase of property, plant and equipment	(435)	(659)
Change in restricted cash	253	750

Net cash flows used in investing activities	(182)	(339)

Cash flow from financing activities
Proceeds from issuance of ordinary shares	77	538
Repayments of interest-bearing loans and borrowings	(246)	(1,227)

Net cash used in financing activities	(169)	(689)

Gain (loss) on cash held in foreign currency	465	(1,696)

Net decrease in cash and cash equivalents	(5,071)	(17,912)
Cash and cash equivalents at the beginning of the period	37,262	50,105

Cash and cash equivalents at the end of the period	32,192	32,192

Proforma Sales Analysis for the Combined Companies:
IsoTis S.A.
US Dollars — Unaudited

	Three Months Ended 30-Sep-04	Three Months Ended 30-Sep-03	Three Months 2004 vs. 2003 Variance Analysis
			$	%
Revenues
Product sales - OrthoBiologic	5,957	6,072	(115)	-2%
Product sales - Other	9	108	(99)	-91%
Government grants and other	0	87	(87)	-100%

Total revenues	5,966	6,267	(301)	-5%

	Nine Months Ended 30-Sep-04	Nine Months Ended 30-Sep-03	Nine Months 2004 vs. 2003 Variance Analysis
			$	%
Revenues
Product sales - OrthoBiologic	18,815	17,201	1,614	9%
Product sales - Other	156	748	(592)	-79%
Government grants and other	37	316	(279)	-88%

Total revenues	19,008	18,265	743	4%

	Three Months Ended 30-Sep-04	Three Months Ended 30-Sep-03	Three Months 2004 vs. 2003 Variance Analysis
			$	%
Product sales - OrthoBiologic
North America	4,874	4,846	28	1%
Europe and other International	1,083	1,226	(143)	-12%

Total OrthoBiologic revenues	5,957	6,072	(115)	-2%

	Nine Months Ended 30-Sep-04	Nine Months Ended 30-Sep-03	Nine Months 2004 vs. 2003 Variance Analysis
			$	%
Product sales - OrthoBiologic
North America	15,529	14,701	828	6%
Europe and other International	3,286	2,500	786	31%

Total OrthoBiologic revenues	18,815	17,201	1,614	9%

IsoTis S.A. US Dollars - Unaudited Consolidated Balance Sheet	30-Sep-04	31-Dec-03
Cash and cash equivalents	32,192	50,105
Restricted Cash - Current	2,242	1,630
Restricted Cash - Long Term	5,114	6,519

Total cash and restricted cash	39,548	58,254